UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

InterTAN, Inc.

(Name of Subject Company)

InterTAN, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

461120107

(CUSIP Number of Class of Securities)

Brian E. Levy

President and Chief Executive Officer

279 Bayview Drive Barrie, Ontario, Canada L4M 4W5

(705) 728-6242

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Fred W. Fulton

Thompson & Knight L.L.P.

1700 Pacific Avenue, Suite 3300

Dallas, Texas 75201

(214) 969-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. Subject Company Information.

(a) The name of the subject company is InterTAN, Inc., a Delaware corporation (the “Company” or “InterTAN”). The principal executive offices of the Company are located at 279 Bayview Drive, Barrie, Ontario, Canada L4M 4W5 and the telephone number is (705) 728-6242.

(b) The title of the class of equity securities to which this Solicitation/Recommendation statement on Schedule 14D-9 (including the Exhibits and Annexes hereto, the “Statement”) relates is the Company’s common stock, par value $1.00 per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Common Shares”). As of April 6, 2004, there were 20,241,438 Common Shares issued and outstanding (excluding shares held by the Company’s wholly-owned subsidiary, InterTAN Canada Ltd., a British Columbia corporation (“ITC”)), and options to purchase 1,116,383 Common Shares were outstanding.

ITEM 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement

The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company is the person filing this Statement.

(b) Tender Offer of the Purchaser

This Statement relates to the offer by Winston Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), to pay $14.00 per share, net to the seller in cash, without interest (the “Offer Price”), for any and all of the outstanding Common Shares, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated April 13, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on April 13, 2004. The Offer is made in accordance with the Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004, by and among Circuit City, Purchaser and the Company (the “Acquisition Agreement”).

The Acquisition Agreement provides that subject to the satisfaction or waiver of certain conditions, following completion of the Offer and in accordance with the Delaware General Corporate Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company being the successor or surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”) each Common Share will be converted into the right to receive the Offer Price or any greater per share price paid in the Offer (other than Common Shares held by the Company as treasury stock, owned by any of the Company’s subsidiaries or owned by Circuit City, Purchaser or any of Circuit City’s other wholly owned subsidiaries, all of which will be cancelled, and other than Common Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation Law) in cash, without interest (the “Merger Consideration”).

The Schedule TO states that the address of Circuit City and Purchaser is 9950 Mayland Drive, Richmond, Virginia 23233 and their telephone number is (804) 527-4000.

Information about the Offer can also be found on the Company’s website at www.intertan.com.

Unless otherwise indicated, all references to currency in this Statement refer to U.S. dollars.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Circuit City or any of its executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of the Company

Certain material agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is attached as Annex B to this Statement (the “Information Statement”) and is incorporated herein by reference.

Some of the members of the Company’s management and its board of directors (the “Board”) have financial interests in the Offer that are in addition to their interests as stockholders of the Company. The Board was aware of these interests and considered them, among other matters, in approving the Acquisition Agreement.

New Employment Agreements with Circuit City and ITC. Before entering into the Acquisition Agreement, Circuit City required that the Company’s Chief Executive Officer and certain other members of executive management enter into new employment agreements. Accordingly, concurrently with the execution of the Acquisition Agreement, each of Messrs. Levy, Maddox, Losch and Daoust entered into a new employment agreement with ITC (collectively, the “New Employment Agreements”), which will become effective and supersede the respective executive’s existing employment agreement upon the purchase of Common Shares pursuant to the Offer. If no Common Shares are purchased pursuant to the Offer, the New Employment Agreements will not take effect. The summary and description of the New Employment Agreements contained in Section 11 of the Offer to Purchase, dated April 13, 2004, that is being filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO, is incorporated herein by reference. A copy of the Offer to Purchase is being mailed to stockholders of the Company together with this Statement. Copies of the New Employment Agreements have been filed as Exhibits (e)(6) through (e)(9) hereto.

Employee Stock Options. Upon the consummation of the Offer, all conditions and restrictions with respect to options to purchase Common Shares under the Company’s stock incentive plans, including limitations on exercisability and vesting, will immediately lapse and all outstanding options will become exercisable. Before the Effective Time, the Company must use its reasonable best efforts to obtain consents from holders of unexercised Company options to cause each unexpired and unexercised Company option outstanding as of the Effective Time to be converted at the Effective Time into an option (a “Converted Option”) to purchase that number of shares of Circuit City common stock equal to the number of Common Shares issuable immediately before the Effective Time upon exercise of the Company option (without regard to actual restrictions on exercisability) multiplied by the “Option Exchange Ratio” (with the number of shares rounded down to the nearest whole share), with an exercise price equal to the exercise price which existed under the corresponding Company option divided by the Option Exchange Ratio (with the exercise price rounded up to the nearest whole cent), and with other terms and conditions that are the same as the terms and conditions of such Company option immediately before the Effective Time. Each Common Share granted to any employee or director of the Company or any subsidiary of the Company as compensation for services that is subject to restrictions on ownership or transferability will vest in full and become fully transferable and free of restrictions not later than immediately before the Effective Time. The Option Exchange Ratio is the consideration paid for Common Shares in the Merger divided by the average closing prices per share of Circuit City common stock on the New York Stock Exchange (“NYSE”) for the 15 trading days ending immediately before the fifth trading day preceding the Effective Time, rounded to the nearest third decimal place.

Upon completion of the Offer, unvested options held by the executive officers of the Company to acquire an aggregate of 124,068 Common Shares will vest.

Indemnification and Insurance. Pursuant to the Acquisition Agreement, Circuit City and the Company have agreed that Circuit City and the Surviving Corporation shall jointly and severally indemnify present and former directors and officers of the Company and its subsidiaries to the same extent as they are indemnified by the

Company or its subsidiaries under the applicable certificate of incorporation, bylaws and agreements as of the date of the Acquisition Agreement.

Prior to the Effective Time, the Company intends to obtain a six year “run-off” insurance policy covering the persons who are covered by the Company’s current directors’ and officers’ liability insurance policy with respect to actions that take place before or at the Effective Time, on terms and conditions (including coverage amount) no less favorable to such persons than those in effect on the date of the Acquisition Agreement under the Company’s current policy. The Acquisition Agreement provides however, that without Parent’s prior written consent, the Company will not pay more to purchase the run-off policy than an annual premium of 300% of the most recent annual premium paid by the Company for its current policy.

(b) Agreements with Circuit City

The Acquisition Agreement.

The summary and description of the Acquisition Agreement and the statement of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase, dated April 13, 2004, which is filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO, are incorporated herein by reference. A copy of the Offer to Purchase is being mailed to stockholders of the Company together with this Statement. A copy of the Acquisition Agreement has been filed as Exhibit (e)(1) hereto.

The Tender Agreements.

On March 30, 2004, each of the directors and officers of the Company entered into a Tender Agreement with Circuit City and Purchaser (collectively, the “Tender Agreements”). The summary and description of the Tender Agreements contained in Section 11 of the Offer to Purchase dated April 13, 2004, which is filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO, are incorporated herein by reference. A copy of the Offer to Purchase is being mailed to stockholders of the Company together with this Statement. Forms of the Tender Agreements have been filed as Exhibits (e)(2) and (e)(3) hereto.

ITEM 4. The Solicitation/Recommendation.

(a) Recommendation

After careful consideration, including a thorough review of the Offer with the Company’s financial and legal advisors, at a meeting held on March 30, 2004, the Board unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved the Acquisition Agreement and the transactions described in the Acquisition Agreement, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Common Shares to Purchaser thereunder and approve and adopt the Acquisition Agreement and the Merger. At this meeting, the Board unanimously approved the Acquisition Agreement and the transactions described therein for purposes of Section 203 of the DGCL and Article Eighth of the Company’s Restated Certificate of Incorporation.

Your Board unanimously recommends that you accept the Offer and tender your Common Shares into the Offer.

A letter communicating the Board’s recommendation to you and a press release announcing the execution of the Acquisition Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A), respectively, to this Statement and are incorporated herein by reference.

(b) Reasons

(i) Background of the Transaction

As early as 2000, the Company was reviewing various strategic alternatives, including a possible sale of the Company. The Company retained a financial advisor in August 2000 and had discussions with at least three potential buyers over the following 12 months. In April 2001, these efforts resulted in the sale by the Company of its Australian subsidiary. However, none of these efforts resulted in a definitive agreement for the sale of the Company, and in August 2001, the Company announced that it had completed its review of strategic alternatives.

Early in 2003, the Company began to investigate an inversion transaction that would result in changing the parent corporation of the InterTAN group from a Delaware corporation to a Canadian corporation. In the view of the Board, the proposed inversion transaction would have offered the following benefits and advantages: (i) the new Canadian corporation would be incorporated where its operations, revenues, business prospects and management were located; (ii) a Canadian corporation could be a more attractive investment to a wider range of Canadian investors; (iii) the proposed structure could facilitate the acquisition of other businesses in Canada, and therefore make it easier to achieve growth through acquisitions; (iv) certain expenses that were not deductible for U.S. income tax purposes would be deductible by the new Canadian corporation against the revenue stream generated through its operations in Canada; and (v) as a Canadian corporation, the Company could be in an advantageous position for a possible future conversion into a public investment vehicle known as an income trust, if conditions permitted and if the Company deemed such a conversion to be appropriate. On February 27, 2004, the Company’s newly-incorporated Canadian subsidiary, NexxTech Inc., filed a registration statement on Form S-4 with the SEC relating to the proposed inversion transaction.

As an alternative to the inversion transaction, the Company also investigated the possible sale of the Company. On September 12, 2003, the Company formally engaged Scotia Capital Inc. (“Scotia Capital”) as its exclusive financial advisor. The services to be rendered by Scotia Capital included assisting the Company in the pursuit of alternative strategic transactions including a sale of the Company and, if such efforts were unsuccessful and the inversion transaction were completed instead, assisting the Company with the migration of the Company’s stockholder base to Canada and the subsequent conversion of the Company to a Canadian income trust.

As part of its effort to pursue a potential sale transaction, Scotia Capital identified and contacted more than 15 potential strategic or financial buyers of the Company. None of these companies requested further information that was not publicly available or entered into a confidentiality agreement with the Company to conduct further due diligence. Similarly, a public announcement by the Company regarding its review of its strategic alternatives, including the potential for the sale of the Company, did not produce an offer for the Company. On November 3, 2003, the Company announced its intention to proceed with an inversion transaction.

On November 14, 2003, Circuit City’s financial advisor, Banc of America Securities LLC (“Banc of America Securities”), contacted Scotia Capital regarding the possible acquisition of the Company by Circuit City. After additional telephone discussions, on December 3, 2003, Circuit City’s chief executive officer and chief financial officer met with the Company’s senior management team and the two parties’ respective financial advisors to discuss a possible business combination.

On December 8, 2003, based on the information that had been furnished to it, Circuit City provided a written indication of interest in acquiring the Company at a price range of $11.00 to $13.00 per Common Share. On December 18, 2003, Circuit City and the Company entered into a Confidentiality and Exclusivity Agreement under which the Company agreed to provide Circuit City with confidential information for evaluation purposes and not to solicit or entertain proposals from any third party before January 23, 2004 (subject to the Board’s fiduciary duties to respond to an unsolicited, bona fide competing proposal). Circuit City conducted legal and financial due diligence in late December 2003 and early January 2004. On January 23, 2004, Circuit City notified the Company that it did not wish to proceed with a transaction at that time.

During February 2004, Circuit City contacted the Company and indicated that it continued to have an interest in acquiring the Company. The parties entered into a second Confidentiality and Exclusivity Agreement on February 27, 2004 on substantially the same terms as the December 18, 2003 agreement. Circuit City completed its due diligence process, subject to certain limitations imposed by the Company, and on March 18, 2004, Circuit City advised that its board of directors had authorized it to proceed with a proposal, subject to final board approval.

On Friday, March 19, 2004, Circuit City submitted a proposal to acquire the Company, together with draft agreements, subject to final confirmatory due diligence and the negotiation of satisfactory terms and conditions. Circuit City’s proposal contemplated a cash tender offer to acquire all the outstanding Common Shares at a price of $14.00 per share, and provided that Circuit City’s obligation to purchase shares in the offer would be conditioned on there being tendered at least 90% of the outstanding Common Shares, on a fully-diluted basis. Circuit City also proposed that the parties enter into a ten-year distributorship agreement granting to Circuit City exclusive U.S. distributorship rights, including unrestricted access to the Company’s foreign sourcing partners, for Company-sourced products, in return for payment of a 1.0% commission on gross sales of such products. Circuit City’s proposal also included no-shop language, with fiduciary outs, and a termination fee of $11,000,000, plus expenses, payable under various circumstances. As a condition to entering into the acquisition agreement, Circuit City proposed that all the directors and executive officers of the Company concurrently enter into Tender Agreements with Circuit City in which they would agree to (i) tender all their Common Shares into the Circuit City offer, (ii) grant a proxy to Circuit City to vote their Common Shares in certain circumstances, and (iii) grant an option to Circuit City to purchase their Common Shares at the offer price in certain circumstances.

The Board met at length on Monday, March 22, 2004 to consider Circuit City’s offer. The Board, having identified several specific concerns regarding the proposal, determined to pursue further contact with Circuit City in an effort to arrive at mutually agreeable transaction terms. Following the Board meeting, the Chairman of the Board, Ron G. Stegall, wrote to Alan McCollough, Circuit City’s Chairman, President and Chief Executive Officer, identifying five business issues, most if not all of which InterTAN required to be resolved before the commencement of in-depth negotiation of definitive agreements. Those issues were the offer price, the 90% minimum tender condition, the proposed distributorship agreement, the terms of the option contained in the Tender Agreements, and the amount and triggering events of the termination fee.

Later that evening, the Company provided Circuit City with further clarification of the terms under which the Company would consider entering into a distributorship agreement. Circuit City responded that the Company’s terms were unacceptable, and on March 23, the Company’s President, Brian E. Levy, provided Circuit City with additional reasons why the terms proposed by Circuit City would not be acceptable to the Company and would not be approved by the Board. The companies’ respective financial advisors had further discussions regarding the distributorship agreement, followed by further discussion between members of management of both companies. After further negotiation among the parties, Circuit City indicated that it was willing to consider modifying its position on each of the key business points identified in the Company’s March 22 letter, other than the $14.00 per share price, and the parties determined to pursue further negotiations.

On March 24, 2004, the Company submitted revised transaction documents to Circuit City. Later on March 24, the parties met in Richmond, Virginia to negotiate the terms of definitive agreements. On March 25, Circuit City offered to decrease the minimum tender condition from 90% to a majority of the outstanding shares (on a fully-diluted basis), to modify the conditions under which the termination fee would be payable, and to limit the conditions under which the option would be exercisable under the Tender Agreements. Circuit City also withdrew its demand that the Company enter into an exclusive distributorship agreement. However, Circuit City indicated that in light of these concessions, it was not willing to increase the offer price of $14.00 per share.

Later on March 25, the Board met to discuss the status of the negotiations and Circuit City’s revised proposal. The Board authorized management to continue the negotiation of definitive agreements.

The parties and their counsel met again in Richmond, Virginia on March 26, at which time Circuit City agreed to cap the expenses that would be payable to it in the event of a termination at $1,000,000, and continued negotiating the definitive agreements over the weekend of March 27-28. Circuit City completed its final due diligence on March 29, and the terms of the agreements were finalized on March 30.

On March 30, the Board met to consider the proposed definitive agreements. Representatives of Scotia Capital presented their analysis of the fairness of the $14.00 per share offer price to the stockholders of the Company, from a financial point of view, including a discussion of various valuation methodologies applied by them. They also described the work undertaken by them in seeking strategic alternatives for the Company. Scotia Capital then rendered its oral opinion, subsequently confirmed in writing, that as of March 30, 2004, and subject to and based on the various assumptions made, procedures followed, matters considered, and limitations of the review undertaken, the per share Offer Price and Merger Consideration, as applicable, to be received by holders of Common Shares is fair to such holders from a financial point of view. Based on the opinion of Scotia Capital and other factors deemed relevant by the Board, and after further discussion among the board members, representatives of Scotia Capital and legal advisors to the Company, the Board unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved the Acquisition Agreement and the transactions described in the Acquisition Agreement, and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Common Shares to Purchaser thereunder and approve and adopt the Acquisition Agreement and the Merger. At this meeting, the Board unanimously approved the Acquisition Agreement and the transactions described therein for purposes of Section 203 of the DGCL and Article Eighth of the Company’s Restated Certificate of Incorporation.

Later on March 30, Circuit City advised that its board had met to consider the proposed definitive agreements and had approved the definitive agreements and authorized Circuit City to enter into the agreements and to proceed with the transactions described therein.

(ii) Reasons for the Recommendation

In reaching its recommendation described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

1.	Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the retail consumer electronics business in Canada. A combination with Circuit City would, in the Board’s view, expand the Company’s opportunities in its retail consumer electronics business.

2.	Transaction Financial Terms/Premium to Market Price. The $14.00 per share offer price represents a premium of approximately 14.9% over the $12.18 closing price of the Common Shares on the NYSE on March 29, 2004 (the last closing price prior to the Board meeting at which the Board approved the Acquisition Agreement), a premium of approximately 13.8% over the average closing price of $12.30 for the 30-day period ending March 30, 2004, and a premium of approximately 17% over the average closing price of $11.97 for the 60-day period ending March 30, 2004. The Board concluded that the Offer Price fairly reflects the Company’s prospects for growth and improved performance. The Board also considered and viewed as desirable that the form of consideration to be paid to holders of Common Shares in the Offer and the Merger would be cash and thus stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company’s capital stock. The Board was aware that the consideration received by holders of Common Shares in the Offer and Merger would be taxable to such holders for U.S. and Canadian federal income tax purposes.

3.

Strategic Alternatives. The Board considered the trends in the retail consumer electronics industry in Canada and the strategic alternatives available or possibly available to the Company and the risks and uncertainties associated with each of these alternatives. Alternatives considered included remaining an independent public company, inverting to a Canadian corporation, inverting to a Canadian corporation and converting to an income trust following the inversion, and acquiring or merging with other companies in its industry.

4.	Scotia Capital’s Fairness Opinion. The Board considered the presentation of Scotia Capital to the Board on March 30, 2004, and the opinion of Scotia Capital that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Common Shares pursuant to the Acquisition Agreement was fair from a financial point of view to such holders. A copy of the written opinion rendered by Scotia Capital to the Board, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by Scotia Capital in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read the entire opinion carefully. The opinion of Scotia Capital was presented for the benefit of the Board in connection with its consideration of the Acquisition Agreement and is directed only to the fairness of the consideration from a financial point of view to be received by the holders of Common Shares pursuant to the Offer and the Merger. The opinion does not constitute a recommendation by Scotia Capital to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that Scotia Capital would become entitled to certain fees upon consummation of the transaction. See Item 5—Persons/Assets Retained, Employed, Compensated or Used.

5.	Timing of Completion. The Board considered the anticipated timing for the completion of the transactions contemplated by the Acquisition Agreement, including the structure of the transactions as a tender offer for all of the Common Shares followed by a merger. The Board considered that the tender offer would allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, and that the subsequent merger would provide to all stockholders who did not tender their Common Shares into the tender offer the same consideration for their Common Shares as received by stockholders who did tender their Common Shares into the tender offer.

6.	Limited Conditions to Consummation. The Board considered that Circuit City’s obligation to consummate the Offer and the Merger is subject to a limited number of conditions (as set forth in Sections 11 and 15 of the Offer to Purchase), with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, and the terms of the Acquisition Agreement regarding the obligations of both companies to pursue such approvals.

7.

Alternative Transactions. Beginning on December 18, 2003, the Board engaged in exclusive negotiations with Circuit City based upon the Board’s determination that such negotiations would likely lead to a transaction with Circuit City that would be in the best interests of the Company’s stockholders. The Board considered the risk that Circuit City would be unwilling to enter into non-exclusive negotiations with the Company. The Board also considered that under the terms of the Acquisition Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish information to, any third party that makes a proposal that the Board determines in good faith is reasonably likely to be a Superior Proposal (as defined in the Acquisition Agreement), provided the Board determines in good faith, based upon advice of outside counsel, that such action is required to discharge the Board’s fiduciary duties to the Company’s stockholders under Delaware law. The Board considered that the terms of the Acquisition Agreement permit the Company, assuming no violation of the non-solicitation provisions of the Acquisition Agreement, to terminate the Acquisition Agreement and enter into such a superior transaction involving the Company if the Company pays Circuit City a termination fee of $11,000,000 plus up to $1,000,000 of documented out-of-pocket expenses of Circuit City incurred in connection with the Acquisition Agreement. Although the Board considered that these provisions of the Acquisition Agreement could have the effect of deterring some third parties who might be interested in exploring an acquisition of the Company, the Board concluded that these provisions were reasonable and would not preclude a Superior Proposal to acquire the Company. In this regard, the Board recognized that Circuit City required inclusion of the provisions of the Acquisition

Agreement relating to the termination fee and non-solicitation of acquisition proposals as a condition to entering into the Acquisition Agreement.

8.	Potential Conflicts of Interest. The Board considered the interests of certain Company executives in the Offer and the Merger, and was aware that all of the Company’s executive officers were entering into new employment agreements that would become effective upon Circuit City’s purchase of Common Shares pursuant to the Offer. See Item 3—Past Contacts, Transactions, Negotiations and Agreements.

The foregoing describes the material factors considered by the Board in reaching its recommendation. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board was unanimous in determining to approve and adopt the Acquisition Agreement and the Merger and to recommend that holders of Common Shares accept the Offer and tender their Common Shares into the Offer.

(c) Intent to Tender

Pursuant to the Tender Agreements, and to the best of the Company’s knowledge, each director and executive officer of the Company currently intends to tender all Common Shares held of record or beneficially owned by such person to Purchaser in the Offer (other than Common Shares such person has the right to purchase by exercising stock options), except for persons who would incur liability under Section 16(b) of the Exchange Act by tendering. See Section 11 of the Offer to Purchase dated April 13, 2004, which is filed with the SEC as Exhibit (a)(1)(A) to the Schedule TO for a description of the Tender Agreements.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated September 12, 2003, Scotia Capital was engaged to act as exclusive financial advisor to the Company and in connection therewith has rendered an opinion as to the fairness from a financial point of view to the stockholders of the Company of the consideration to be received in the Offer and the Merger. Pursuant to the terms of Scotia Capital’s engagement, the Company has agreed to pay Scotia Capital a fee for its financial advisory services (i) in an amount equal to 1.0% of the value of the transaction, a portion of which is contingent upon the closing of the transaction, or (ii) upon the conversion of the Company into a Canadian income trust. In addition, the Company has agreed to reimburse Scotia Capital for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) incurred during its engagement and to indemnify Scotia Capital against certain liabilities, including liabilities under securities laws, arising out of Scotia Capital’s engagement.

Scotia Capital, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Scotia Capital and its affiliates may actively trade or hold the securities of the Company and Circuit City for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Scotia Capital and its affiliates have provided financing services for the Company unrelated to the Offer and the Merger and have received customary fees for the rendering of those services. Furthermore, Scotia Capital and its affiliates may maintain relationships with the Company, Circuit City and their respective affiliates, except Scotia Capital has agreed not to provide strategic advisory services (unless such advice relates solely to financing activity) to any party other than the Company in connection with the Offer without the prior written consent of the Company.

Except as described in this Statement, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. Interest in Securities of the Subject Company.

To the best of the Company’s knowledge, the only transactions during the past 60 days in the securities of the Company by the Company and its directors, executive officers, affiliates or subsidiaries are the monthly acquisitions by executive officers of the Company pursuant to its Stock Purchase Program set forth below:

Name	Date	Number of Common Shares Acquired	Price Per Share
Brian E. Levy	March 31, 2004 February 29, 2004	533 564	$ $	12.37 11.59
Jeffrey A. Losch	March 31, 2004 February 29, 2004	163 171	$ $	12.37 11.59
James P. Maddox	March 31, 2004 February 29, 2004	163 171	$ $	12.37 11.59
Ean G. Daoust	March 31, 2004 February 29, 2004	163 171	$ $	12.37 11.59

ITEM 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the present indebtedness, capitalization or dividend policy of the Company.

The Company recently entered into a merger agreement with three of its subsidiaries and participated in the filing with the SEC of a Form S-4 Registration Statement by one of its subsidiaries that contemplated the reorganization of the Company as a Canadian corporation. Pursuant to the Acquisition Agreement, the Company has agreed not to proceed with this reorganization unless the transactions contemplated by the Acquisition Agreement are not completed.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

ITEM 8. Additional Information to be Furnished.

(a) Circuit City’s Right to Designate Persons to be Elected to the Board

The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Circuit City, pursuant to the terms of the Acquisition Agreement, of certain persons to be elected to the Board other than at a meeting of the Company’s stockholders.

(b) Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware.

Short-Form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares, Purchaser will be able to effect the Merger without a vote of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the Common Shares pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the Company’s stockholders will be required to adopt and approve the Acquisition Agreement. As a result, the Company will also have to comply with the U.S. and Canadian securities laws and regulations governing the obtaining of such approvals. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence, a longer period of time will be required to effect the Merger. However, because Purchaser and Circuit City have agreed in the Acquisition Agreement to cause all of the Common Shares owned by them (including Common Shares purchased in the Offer) to be voted in favor of the approval of the Merger and the adoption of the Acquisition Agreement, approval will be assured.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL (“Section 203”) prevents an “interested party” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such company prior to that date. On March 30, 2004, the Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Shares at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their Common Shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Common Shares at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration of $14.00 per Common Share. The value so determined could be more or less than the Merger Consideration.

Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before they are required to take any action in connection with those rights.

(c) Article Eighth of the Company’s Restated Certificate of Incorporation

Article Eighth of the Company’s Restated Certificate of Incorporation provides that certain business combinations with certain interested stockholders require the affirmative vote of the holders of at least (i) 80% of the outstanding shares of all classes and series of stock of the Company entitled to vote in the election of directors (“Voting Stock”) and (ii) a majority of the outstanding shares of Voting Stock held by persons who are disinterested stockholders; provided that the vote requirement of clause (ii) is not applicable if the business combination is approved by the affirmative vote of the holders of not less than 90% of the outstanding shares of Voting Stock (the “Special Vote Requirement”). The Special Vote Requirement is not applicable to a business combination if either (A) the business combination has been approved by a majority of the directors who are not affiliates or nominees of the interested stockholder and were members of the Board prior to the time that the interested stockholder became an interested stockholder or (B) certain price and procedural requirements for the business combination transaction have been met. The Board approved the Acquisition Agreement and the Offer and the Merger for the purposes of exempting such transactions from the Special Vote Requirement of Article Eighth of the Company’s Restated Certificate of Incorporation.

(d) Amendment of the Company’s Rights Plan

As of March 30, 2004, the Company and EquiServe Trust Company, N.A., as successor to BankBoston, N.A. (the “Rights Agent”) entered into Amendment No. 2 (the “Amendment”) to the Rights Agreement (the “Rights Agreement”), dated as of September 8, 1999, as amended on February 25, 2004, between the Company and the Rights Agent. Pursuant to the Amendment, (i) neither a Distribution Date, Flip-In Event, Flip-In Trigger Date, Flip-Over Event, nor a Shares Acquisition Date (as such terms are defined in the Rights Agreement) shall be deemed to have occurred, (ii) none of Circuit City, Purchaser, nor any of their respective affiliates or associates, shall be deemed to have become an Acquiring Person (as such term is defined in the Rights Agreement), and (iii) no holder of any Rights shall be entitled to exercise such Rights under, or be entitled to any rights under, the Rights Agreement, including without limitation pursuant to any of Sections 3, 7, 11 or 13 of the Rights Agreement, in any such case by reason of (a) the approval, execution or delivery of the Acquisition Agreement or any amendments thereof approved in advance by the Board, (b) the announcement of or the consummation of any of the transactions contemplated thereby, or (c) the taking of any of the actions contemplated thereby.

(e) Regulatory Approvals

United States Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Common Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Purchaser has advised the Company that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC no later than April 13, 2004. As a result, the waiting period applicable to the purchase of Common Shares pursuant to the Offer is scheduled to expire no later than at 11:59 p.m., New York City time, on April 28, 2004. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting from Purchaser or the Company additional information or documentary material relevant to the Offer. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser or the Company, as applicable, with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Common Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer or seeking divestiture of the Common Shares so acquired or divestiture of substantial assets of Circuit City or the Company. Private parties (and individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Circuit City has advised the Company that it does not, believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Under the Acquisition Agreement the Company and Circuit City have agreed to use their reasonable best efforts to obtain early termination of the waiting period and obtain any necessary governmental consents required to consummate the Offer.

Canadian Antitrust Compliance.

The Competition Act (Canada) (the “Competition Act”) and accompanying regulations require pre-merger notification to the Commissioner of Competition where a proposed merger transaction exceeds certain financial thresholds and, in the case of the acquisition of the shares of an operating business in Canada, certain voting interest thresholds. If a merger transaction is subject to the Competition Act’s notification requirements, a filing must be submitted to the Commissioner of Competition prior to the completion of the transaction and the transaction may not close before a prescribed waiting period has expired. Unless waived or abridged by the Commissioner of Competition, the prescribed waiting period will be either 14 or 42 days after the day on which the Commissioner of Competition certifies the pre-merger notification to be complete. The length of the waiting period will depend upon the type of filing that the parties elect to submit (“short form” or “long form”) or, in certain circumstances, that they are required to submit by the Commissioner of Competition. As an alternative to filing a pre-merger notification, the parties may submit to the Commissioner of Competition an application for an “Advance Ruling Certificate” (“ARC”). If granted, the issuance of the ARC will confirm that the Commissioner of Competition does not have grounds upon which to challenge the proposed merger transaction. In addition, the ARC will exempt the transaction from the notification and waiting period obligations described above. Even if an ARC is not granted, the Commissioner of Competition may waive the applicability of the pre-merger notification requirements on the grounds that she has received all of the required information in the context of the application for the ARC.

Regardless of whether a merger transaction is notifiable under the Competition Act, the Commissioner of Competition may review that transaction to determine if it is likely to substantially prevent or lessen competition in a relevant market. The Commissioner of Competition’s substantive review may extend beyond the pre-merger notification waiting periods described above.

If the Commissioner of Competition concludes that the proposed transaction is unlikely to result in a substantial prevention or lessening of competition, the Commissioner of Competition may issue an ARC, as described above. Where an ARC is issued, and the transaction to which it relates is substantially completed within one year, the Commissioner of Competition cannot seek an order in respect of the transaction solely on the basis of information that is the same or substantially the same as the information which formed the basis for the issuance of the ARC. If the Commissioner of Competition does not choose to issue an ARC, she may issue instead a “no-action” advisory opinion to the effect that she does not intend to challenge the transaction at the current time but retains the authority to do so for three years following the completion of the transaction, as provided for in the Competition Act.

If the Commissioner of Competition determines that a merger transaction is likely to prevent or lessen competition substantially, the Commissioner of Competition may apply to the Competition Tribunal, a specialized administrative body empowered to deal with these matters, for an order to require, among other things, the disposition of assets or shares acquired (in the case of a completed merger), or to prevent the acquisition of assets or shares (in the case of a proposed transaction). The Competition Tribunal also has the authority to grant interim relief in appropriate circumstances.

The Offer is subject to the pre-merger notification requirements of the Competition Act. Purchaser, on behalf of itself and Circuit City, has submitted an application for an ARC to the Commissioner of Competition. Purchaser does not believe that the consummation of the Offer will result in a substantial prevention or lessening of competition as proscribed under the Competition Act. However, there can be no assurance that a challenge to the Offer will not be made by the Commissioner of Competition under the Competition Act, or, if such a challenge is made, what the outcome will be.

Investment Canada Compliance. Any acquisition by a “non-Canadian” of control over a Canadian business is subject to the provisions of the Investment Canada Act (the “ICA”). Depending upon a variety of threshold factors, an acquisition may be either “reviewable” or “notifiable” under the ICA. Generally speaking, if a transaction is “reviewable,” an “application for review” must be submitted to the responsible Minister, who will assess whether the transaction is of “net benefit” to Canada. Reviewable acquisitions involving “cultural businesses” are the responsibility of the Minister of Canadian Heritage. All other reviewable acquisitions are the responsibility of the Minister of Industry. Depending upon the circumstances, the application for review may have to be submitted prior to closing and the parties will be obliged to observe a waiting period before closing can occur. This waiting period is 45 days, subject to extension. In other cases, however, the application for review will only need to be submitted within 30 days following closing. Where a transaction is “notifiable”, the only requirement is that the acquiring party submit a brief information form to the responsible Minister within 30 days following closing.

Purchaser believes that an application for review will have to be submitted to the Minister of Canadian Heritage following the completion of the Offer based on the very minimal sales by InterTAN of video products and books, which for these purposes are considered to be “cultural” products. Purchaser believes that the Minister of Canadian Heritage will conclude that this aspect of the Offer will be of “net benefit” to Canada. However, there can be no assurance as to what the Minister of Canadian Heritage will determine. In particular, the Minister may seek certain commitments (“undertakings”) from Purchaser and Circuit City in order to grant approval.

With respect to the “non-cultural” aspects of InterTAN’s business, Purchaser believes that it will only need to submit a “notification” to the Minister of Industry within 30 days following closing. This will not involve any form of review.

(f) Litigation Brought by RadioShack Corporation

On April 5, 2004, RadioShack Corporation (“RadioShack”) and its subsidiary TRS Quality, Inc. (collectively, the “Plaintiffs”) sued the Company and ITC in Texas state court. In their suit, the Plaintiffs allege that they effectively terminated the Third Amended and Restated InterTAN Advertising Agreement (the “Advertising Agreement”), the Second Amended and Restated License Agreement (the “License Agreement”), and the Second Amended and Restated Merchandise Agreement (the “Merchandise Agreement”) among the Plaintiffs, the Company and ITC. As grounds for such termination, the Plaintiffs allege that the Company had not paid a $55,000 annual fee under the Advertising Agreement for 2004, which amount had not yet been invoiced by RadioShack. The Plaintiffs are seeking the Company’s acknowledgment that the agreements are terminated and, following a transition period of up to six months, an injunction against future use by the Company of the Plaintiffs’ trademarks or other intellectual property. The Company believes the purported terminations are invalid and intends to vigorously contest them.

RadioShack’s lawsuit was preceded by two letters from RadioShack to the Company. The first letter was dated March 31, 2004, the day the transaction with Circuit City was announced to the public. In that letter, RadioShack, acting on behalf of TRS Quality, Inc., exercised its right to terminate the License Agreement, the Merchandise Agreement and the Advertising Agreement effective June 30, 2009. The agreements had been set to expire June 30, 2010.

RadioShack’s next letter was dated April 2, 2004, but was not received by management of the Company until April 5. In that letter, RadioShack purported to terminate the License Agreement, the Merchandise Agreement and the Advertising Agreement based on the alleged failure to pay the annual fee under the Advertising Agreement, as discussed above. In its response letter to RadioShack dated April 5, the Company explained that the annual fee under the Advertising Agreement was not yet due and therefore RadioShack’s purported termination constituted breach of the agreements. The Company further advised RadioShack that it intended to hold RadioShack responsible for all damages or losses that result to the Company or its stockholders from RadioShack’s bad faith purported termination of these agreements.

Circuit City has been advised of both RadioShack’s actions and the Company’s response, and W. Alan McCollough, Chairman, President, and Chief Executive Officer of Circuit City, has stated that “Circuit City is aware of RadioShack’s position with respect to these agreements, and remains strongly committed to consummating the previously announced combination of InterTAN and Circuit City.”

(g) Forward-Looking Statements

Certain of the information contained in this Schedule 14D-9 should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which information is subject to a number of risks and uncertainties. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, including statements regarding the proposed acquisition of the Company, the expansion of the Company’s opportunities in its retail consumer electronics business, and the entry of the Company’s private label products into the U.S. market. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the failure to complete the Offer or to complete it in a timely manner, U.S. consumer acceptance of and demand and preference for the Company’s private label products, product availability, development of new technologies, global political and economic conditions, and other risks indicated in the Company’s periodic reports filed with the SEC under the Exchange Act, including the Company’s Form 10-K for the 2003 fiscal year.

ITEM 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Sections 11 and 15 of the Offer to Purchase, dated April 13, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on April 13, 2004).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on April 13, 2004).

(a)(2)(A)	Letter to Stockholders of the Company, dated April 13, 2004.*

(a)(5)(A)	Press Release issued by InterTAN, Inc., on March 31, 2004 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C of InterTAN, Inc. filed March 31, 2004).

(a)(5)(B)	Transcript of remarks made by Brian E. Levy to employees of InterTAN, Inc. on March 31, 2004 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C of InterTAN, Inc. filed March 31, 2004).

(a)(5)(C)	Letter from RadioShack Corporation to InterTAN, Inc. dated March 31, 2004 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(D)	Letter from RadioShack Corporation to InterTAN, Inc. dated April 2, 2004 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(E)	Letter from RadioShack Corporation to InterTAN, Inc. dated April 5, 2004 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(F)	Letter from InterTAN, Inc. to RadioShack Corporation dated April 5, 2004 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(G)	Opinion of Scotia Capital Inc. dated March 30, 2004 (included as Annex A hereto).*

(e)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and InterTAN, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(2)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each director of InterTAN, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(3)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each executive officer of InterTAN, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on April 13, 2004).

Exhibit No.	Description

(e)(4)	The Information Statement of the Company, dated April 13, 2004 (included as Annex B hereto).*

(e)(5)	Employment Agreement by and among InterTAN Canada Ltd., Circuit City Stores, Inc. and Brian E. Levy, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(6)	Employment Agreement by and between InterTAN Canada Ltd. and Jeffrey A. Losch, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(7)	Employment Agreement by and between InterTAN Canada Ltd. and James P. Maddox, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(8)	Employment Agreement by and between InterTAN Canada Ltd. and Ean G. Daoust, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Purchaser filed on April 13, 2004).

(g)	None.

*	Included in the distributions to Company stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 13, 2004

INTERTAN, INC.

By:

Name: Brian E. Levy, acting in his capacity as President and Chief Executive Officer of the Company.

CERTIFICATE

The foregoing Solicitation/Recommendation Statement on Schedule 14D-9, together with the documents incorporated therein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: April 13, 2004.

On Behalf of the Board of Directors

Ron G. Stegall,	James T. Nichols,
Chairman of the Board of Directors	Vice Chairman of the Board of Directors

ANNEX A

Scotia Capital Inc.

Scotia Plaza

40 King Street West

Box 4085, Station “A”

Toronto, Ontario

Canada M5W 2X6

March 30, 2004

The Board of Directors of

InterTAN, Inc.

279 Bayview Dr.

Barrie, Ontario

L4M 4W5

Members of the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”) understands that InterTAN, Inc. (the “Company”) proposes to enter into an Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004 (the “Agreement”), with Circuit City Stores, Inc. (“Parent”) and Winston Acquisition Corp., an indirect wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Parent will acquire the Company by (i) causing Purchaser to make a tender offer (the “Offer”) for all issued and outstanding shares of common stock, par value $1.00 per share, of the Company (including the associated preferred stock purchase rights issued under the Rights Agreement, dated September 8, 1999, as amended (the “Rights Agreement”), between the Company and EquiServe Trust Company, N.A., as successor to BankBoston, N.A., as rights agent, the “Company Common Shares”) for US$14.00 per share, net to the seller in cash (the “Offer Price”), and (ii) as promptly as practicable after the closing of such Offer (but not before the sixth business day after the closing of the Offer), causing Purchaser to merge with and into the Company (the “Merger”) with each then issued and outstanding Company Common Share being converted into the same amount of cash per share as paid in the Offer, without interest (the “Merger Consideration”) (the Agreement, the Offer, the Merger and each of the transactions contemplated thereby, the “Transactions”). The terms and conditions of the Transactions are more fully set out in the Agreement.

The Company has retained Scotia Capital to, among other things, provide financial advisory services with respect to the Transactions and has asked Scotia Capital to prepare and deliver to the board of directors of the Company (the “Board of Directors”) an opinion, dated the date of the Agreement, that the Offer Price or Merger Consideration, as applicable, to be received by holders of Company Common Shares is fair to such holders from a financial point of view (the “Opinion”). For the purposes of the Opinion, Company Common Shares shall not include Company Common Shares that are owned by: (i) the Company as treasury stock; (ii) any Company Subsidiary (as defined in the Agreement); (iii) Parent; or (iv) any Parent Subsidiary (as defined in the Agreement).

For the purposes of the opinion set forth herein, we have:

(i)	reviewed publicly-available financial statements and other business and financial information of the Company;

(ii)	reviewed selected internal financial statements and other business and financial information of the Company, including forward-looking projections prepared by the Company, provided to us by the Company;

(iii)	participated in meetings and discussions with representatives of the management of the Company to discuss the business, operations, historical financial data and certain other financial and operating data of the Company;

The Scotia Capital trademark represents the corporate and investment banking businesses of The Bank of Nova Scotia, Scotia Capital Inc. and Scotia Capital (USA) Inc. - all members of the Scotiabank Group. Scotia Capital Inc. is a subsidiary of The Bank of Nova Scotia.

(iv)	reviewed the reported prices and trading history for the Company Common Shares as compared to the reported prices and trading histories of other comparable companies or Canadian income trusts we deemed relevant;

(v)	compared the financial performance of the Company with that of certain other publicly-traded companies or Canadian income trusts we deemed relevant;

(vi)	compared the Company from a financial point of view with selected public companies or Canadian income trusts we deemed relevant;

(vii)	compared the financial terms of the Transactions to corresponding financial terms, to the extent publicly-available, of selected recent transactions we deemed relevant;

(viii)	reviewed and considered other strategic alternatives that may be available to the Company;

(ix)	participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

(x)	reviewed the Agreement and related documents; and

(xi)	performed such other financial studies, analyses and investigations and considered such other factors as we deemed relevant.

The Opinion is subject to the assumptions, explanations and limitations set forth below.

We have assumed and relied upon, without independent verification, the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations reviewed by us (collectively, the “Information”) for the purposes of the Opinion and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. With respect to the financial forecasts and budgets provided to us by the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based. For the purposes of preparing our Opinion, we have made certain adjustments to certain financial forecasts provided to us by management of the Company. We reviewed and discussed the adjusted forecasts with management of the Company and management acknowledged our use of, and confirmed the reasonableness of the assumptions utilized to prepare, such adjusted forecasts in arriving at our Opinion. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We assume that there have been no material changes in the Company’s assets, financial condition, results of operations or business since the respective dates of the financial statements made available to us.

Senior officers of the Company have represented to us in a certificate delivered as at the date hereof that, among other things, to the best of their knowledge after due enquiry (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to us relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinion to be given by us; (b) with the exception of forecasts, projections or estimates referred to in paragraph (d), the information and data provided to us by or on behalf of the Company (both written and oral) in respect of the Company and its subsidiaries or affiliates, in connection with the Transactions is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to us by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the data identified in paragraph (b) is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current information or data disclosed; and (d) any portions of the data provided to us which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances, including any adjustments made to such forecasts, projections or estimates made in consultation with us.

For the purposes of rendering the Opinion, we have also assumed that the representations and warranties of each party contained in the Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that the Company will be entitled to fully enforce its rights under the Agreement and receive the benefits therefrom. Finally, we have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any meaningful adverse effect on the Company or the Transactions.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company, its subsidiaries and its associates and affiliates, as they were reflected in the Information and as they were represented to us in discussions with management of the Company. In our analyses and in preparing the Opinion, we made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control or any party involved in the Transactions. The Opinion is given as of the date hereof and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of us after the date hereof and we do not have any obligation to update, revise or reaffirm this Opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, we reserve the right to change, modify or withdraw the Opinion.

We have acted as exclusive financial advisor to the Board of Directors in connection with the Transactions and will receive a fee for our services, a portion of which is contingent upon: (i) the consummation of a sale transaction involving the Company; or (ii) the conversion of the Company into a Canadian income trust. In the past, we or our affiliates have provided financing services to the Company and have received fees for the rendering of these services, and there is presently debt outstanding from the Company to us or our affiliates. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities or loans of the Company or Parent for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

This Opinion has been provided for the benefit and use of the Board of Directors in connection with the Transactions. This Opinion may not be quoted from, publicly disseminated or otherwise communicated (in whole or in part) to any other person for any purpose without our prior written consent in each instance. However, this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission and the Canadian regulatory authorities in respect of the Transactions sent to shareholders of the Company pursuant to applicable securities laws, so long as the Opinion is reproduced in such filing in full and any description of or reference to us or summary of this Opinion and the related analysis in such filing is in a form acceptable to us and our counsel.

The Opinion is not to be construed as a recommendation to any shareholder of the Company as to whether to tender their shares or vote in favour of the Transactions.

Based upon and subject to the foregoing and such other matters as we consider relevant, we are of the opinion that the Offer Price or Merger Consideration, as applicable, to be received by holders of Company Common Shares is fair to such holders from a financial point of view.

Yours very truly,

SCOTIA CAPITAL INC.

ANNEX B

InterTan, Inc.

279 Bayview Drive

Barrie, Ontario, Canada L4M 4W5

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being mailed on or about April 13, 2004, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of InterTAN, Inc., a Delaware corporation (“InterTAN” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), to a majority of seats on the Board of Directors (the “Board”) of the Company. As of March 30, 2004, the Company entered into an Acquisition Agreement and Agreement and Plan of Merger (the “Acquisition Agreement”) with Circuit City and Winston Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Circuit City (“Purchaser”), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of the Company’s Common Stock, par value $1.00 per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Common Shares”), at a price per Common Share of $14.00, net to the seller in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated April 13, 2004, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on April 13, 2004.

The Acquisition Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Circuit City. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Common Share (other than Common Shares held by the Company as treasury stock, owned by any of the Company’s subsidiaries or owned by Circuit City, Purchaser or any of Circuit City’s other wholly owned subsidiaries, all of which will be cancelled, and other than Common Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive the amount in cash per Common Share paid pursuant to the Offer, without interest.

The Offer, the Merger, and the Acquisition Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the SEC on April 13, 2004, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Circuit City, Purchaser or the Circuit City Designees (as defined below) has been provided by Circuit City. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Purchaser commenced the Offer on April 13, 2004. The Offer is currently scheduled to expire at 11:59 p.m., New York City time, on May 11, 2004, unless Purchaser extends it.

General

Each Common Share entitles the holder to one vote. As of April 6, 2004, there were 20,241,438 Common Shares issued and outstanding. All references in this Information Statement to outstanding Common Shares exclude shares held by InterTAN Canada Ltd., a British Columbia corporation and a subsidiary of the Company (“ITC”).

Rights To Designate Directors And Circuit City Designees

The information contained herein concerning Circuit City Designees has been furnished to the Company by Circuit City. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

The Acquisition Agreement provides that, promptly upon the purchase of and payment for Common Shares representing at least a majority of the issued and outstanding Common Shares by Purchaser pursuant to the Offer, the Company will, upon request of Purchaser, use its reasonable best efforts to (i) increase the size of the Board to seven, (ii) secure resignations from all current directors, other than three current directors meeting the independence requirements of the New York Stock Exchange (“NYSE”) and of Rule 10A-3 under the Exchange Act, as shall be designated by the Board, and any other current director who may be designated by Circuit City, and (iii) cause a number of persons (the identity of whom shall be designated by Circuit City) (the “Circuit City Designees”) equal to the aggregate vacancies so created to be elected to fill the vacancies so created.

The Circuit City Designees will be selected by Circuit City from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Circuit City Designees currently is a director of, or holds any positions with, the Company. Circuit City has advised the Company that, to the best of Circuit City’s knowledge, except as set forth below, none of the Circuit City Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Circuit City and the Company that have been described in the Schedule TO or the Statement.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Circuit City Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 9950 Mayland Drive, Richmond, VA 23233 and the telephone number at that address is (804) 527-4000.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

W. Alan McCollough, 54	Mr. McCollough joined Circuit City in 1987 as General Manager of Corporate Operations. He was elected Assistant Vice President in 1989, Vice President and Central Division President in 1991, Senior Vice President—Merchandising in 1994, President and Chief Operating Officer in 1997, Chief Executive Officer in June 2000 and Chairman of the Board effective June 2002. He is a director of VF Corporation. He has been a director of Circuit City since 1999.

Name and Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Michael E. Foss, 46	Mr. Foss joined Circuit City in 2003 as Senior Vice President and Chief Financial Officer. Prior to joining Circuit City, he served as Executive Vice President of Corporate/Business Development for TeleTech Holdings Corporation from 2001 to 2003; President of TeleTech Companies Group from 2000 to 2001; and Executive Vice President & Chief Financial Officer of TeleTech Holdings/President of TeleTech Companies Group from 1999 to 2000. Mr. Foss was employed by Eastman Kodak Corporation from 1997 to 1999 in various senior positions, including Chief Executive Officer of Kodak’s Picturevision Inc. subsidiary.

Philip J. Dunn, 51	Mr. Dunn joined Circuit City in 1984. He was named Treasurer in 1990, was promoted to Vice President in 1992 and added the title of Controller in 1996. In 1999, he was elected Senior Vice President.

W. Stephen Cannon, 52	Mr. Cannon joined Circuit City in 1994 as Senior Vice President and General Counsel and was named Secretary in February 2003.

Board of Directors

As provided in the Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, the Board is divided as evenly as possible into three classes, with one class of directors elected at each annual meeting of stockholders to serve for a three-year term. The Board currently consists of five directors: one Class I Director, two Class II Directors and two Class III Directors.

Board of Directors and Management

The following table sets forth certain information regarding the current directors and executive officers of the Company:

Name	Age	Position

William C. Bousquette	66	Director—Class III (term expiring 2004)

Brian E. Levy	45	Director—Class III (term expiring 2004) and President and Chief Executive Officer

James T. Nichols	60	Director—Class I (term expiring 2005) and Vice Chairman

W. Darcy McKeough	71	Director—Class II (Director Nominee—term expiring 2006)

Ron G. Stegall	56	Director—Class II (Director Nominee—term expiring 2006) and Chairman of the Board

Jeffrey A. Losch	44	Senior Vice President, Secretary and General Counsel

James P. Maddox	48	Vice President and Chief Financial Officer

Ean G. Daoust	47	Vice President

William C. Bousquette has served as a director of the Company since July 1997. Since December 1996, Mr. Bousquette has been a self-employed independent investor. From January 1995 until December 1996, Mr. Bousquette served as Senior Vice President and Chief Financial Officer of Texaco Inc. Prior thereto Mr. Bousquette served as Executive Vice President and Chief Financial Officer of Tandy Corporation (now named RadioShack Corporation) from November 1990 to January 1995. Mr. Bousquette previously served as a director of the Company from July 1991 until August 1992. Mr. Bousquette also serves as a director of Gadzooks, Inc., a retailer of teen fashions that is a public company

James T. Nichols served as the President of the Company from January 1995 to January 1998 and has served as a director of the Company since February 1995, and as Vice Chairman of the Board of Directors since January 1998. From April 1996 to December 1998, Mr. Nichols served as the Chief Executive Officer of the Company; from January 1995 to April 1996, Mr. Nichols was the Company’s Chief Operating Officer. Prior to joining the Company, Mr. Nichols was the Executive Vice President of Retail Operations with the RadioShack division of Tandy Corporation (now named RadioShack Corporation) from January 1992 until January 1995.

Brian E. Levy has served as President and Chief Executive Officer of the Company since January 1999 and has served as a director since November 1998. Previously, he had served as President and Chief Operating Officer of the Company from January 1998 to January 1999. From September 1996 until December 1997, Mr. Levy served as President of Store Operations of Levitz Furniture Incorporated. Prior to September 1996, Mr. Levy served in various capacities for 22 years at Tandy Corporation (now named RadioShack Corporation), most recently including Senior Vice President—Tandy Specialty Retail Group, Vice President—Retail Operations, Incredible Universe, and Vice President—Midwest Division, RadioShack.

W. Darcy McKeough has served as a director of the Company since February 1994. Mr. McKeough has been the chairman of McKeough Supply Inc., a HVAC and plumbing supply company, for over 10 years. He was formerly a director of The Canadian Imperial Bank of Commerce and currently serves as a trustee of Retirement Residences Real Estate Investment Trust and a director of other Canadian corporations, including CableServ Inc., a Canadian public company.

Ron G. Stegall has served as a director of the Company since September 1996. In July 1997, Mr. Stegall became the Chairman of the Board of Directors. Mr. Stegall has been the Chief Executive Officer of Arlington Equity Partners, Inc., a private investment fund that invests in start-up retail operations, since February 1992 and has also been General Partner of American Eagle Harley-Davidson dealership since October 2001. Mr. Stegall also serves as a director of Hastings Entertainment Inc., a retailer of books, music, software and videos, and Gadzooks, Inc., a retailer of teen fashion, both of which are public companies.

Jeffrey A. Losch has served as Senior Vice President, Secretary and General Counsel of the Company since September 2001. From March 1999 to September 2001, Mr. Losch served as Vice President, Secretary and General Counsel of the Company. From December 1993 to March 1999, Mr. Losch was Corporate Counsel and Secretary at Whirlpool Canada Inc., the Canadian subsidiary of Whirlpool Corporation. Prior to December 1993, Mr. Losch was engaged in the private practice of law at the Toronto, Ontario office of the law firm Lang Michener.

James P. Maddox has served as Vice President and Chief Financial Officer of the Company since January 2002. From September 2001 to January 2002, Mr. Maddox served as Vice President, Finance of the Company. From January 2000 to September 2001, Mr. Maddox was Vice President, Finance/Controller of the Company’s Canadian subsidiary, InterTAN Canada Ltd. From July 1999 to January 2000, Mr. Maddox was Controller at Quality Meat Packers Ltd., a meat packaging company in Toronto, Ontario. From August 1994 to July 1999, Mr. Maddox held several senior financial positions with The Oshawa Group Limited, a large grocery retailer in Canada.

Ean G. Daoust has served as Vice President of the Company since April 2003. Prior to April 2003, Mr. Daoust was employed by InterTAN Canada Ltd. for over 20 years and has served in various senior sales related capacities, most recently as Senior Vice President, Sales Channels.

Each executive officer is elected annually by the Board immediately following the Annual Meeting of Stockholders to serve for the ensuing year, or until his successor is duly appointed.

Meetings and Committees of the Board of Directors; Compensation of Directors; Stockholder Communications with the Board

The Board held 21 meetings during fiscal 2004, four by personal attendance, and seventeen by telephone conference, and did not act on any matters by unanimous written consent. Each of the directors attended at least 75% of the total number of meetings of the Board and of the committees on which he served. Although the Company does not have a formal policy requiring them to do so, it encourages the Board members to attend the annual meetings. All members of the Board attended last year’s annual meeting.

In accordance with the Amended and Restated Bylaws of the Company, the Board has established an Audit Committee and an Organization and Compensation Committee, and on October 29, 2003, also established a Nominating and Governance Committee.

We have reviewed our corporate governance policies and practices in view of the Sarbanes-Oxley Act of 2002, the new rules adopted by the SEC and the current New York Stock Exchange (the “NYSE”) listing rules.

Messrs. McKeough, Bousquette, and Nichols, each of whom is independent as defined in Section 303A.02 of the NYSE’s listing standards, are current members of the Audit Committee through the next Annual Meeting of the Company’s stockholders. Mr. McKeough is the Chairman of the committee. The functions of the Audit Committee include reviewing the Company’s quarterly operating results and earnings releases; reviewing the audited financial statements and the recommendation to include them in the Company’s annual report; reviewing with the independent auditors their assessment of the Company’s reporting processes; the engagement, compensation and monitoring of the performance of the Company’s independent auditors; reviewing the scope and timing of the Company’s audit and non-audit services to be rendered by the independent accountants; confirming the independence of the auditors; and reviewing the report of the independent accountants upon completion of their audit. The Audit Committee held five meetings during fiscal 2004, three of which were by telephone conference and did not act on any matters by unanimous written consent. The Board has adopted a written charter for the Audit Committee.

Messrs. Bousquette, McKeough and Stegall, each of whom is independent as defined in Section 303A.02 of the NYSE listing standards, are the members of the Organization and Compensation Committee through the next Annual Meeting of the Company’s stockholders. Mr. Bousquette is the Chairman of the committee. The principal functions of the committee are reviewing and making recommendations to the Board concerning compensation plans; the granting of stock options to executive officers and other personnel; appointments and promotions to official positions; reviewing corporate structure and making recommendations to the Board as to alterations thereof; and compensation of Board members. The Organization and Compensation Committee met once during fiscal 2004 and did not act on any matters by unanimous written consent. If the Offer and the Merger are consummated, no 2004 annual meeting of stockholders will be held.

Messrs. Bousquette, McKeough and Stegall, each of whom is independent as defined in Section 303A.02 of the NYSE listing standards, are the members of the Nominating and Governance Committee through the next Annual Meeting of the Company’s stockholders. Mr. Bousquette is the Chairman of the committee. The Board has not yet adopted a charter governing the Nominating and Governance Committee. The principal functions of the committee are making recommendations to the Board with respect to any candidate for director of the Company and oversight responsibility for all corporate governance matters. The Nominating and Governance Committee met twice during fiscal 2004 and did not act on any matters by unanimous written consent.

To be considered by the Nominating and Governance Committee, stockholders who wish to suggest nominees for election to the Board at the 2004 Annual Meeting should submit their suggestions in writing no later than July 15, 2004 to the Secretary of the Company. Potential nominees for the Board may come to the attention of the Nominating and Governance Committee in various ways, including through current Board members, professional search firms, stockholders, or other persons. During fiscal 2004, the Company retained a professional search firm to identify possible additional Canadian candidates for the Board in connection with the Company’s goal to convert into a Canadian income trust after completion of its inversion transaction, which transaction and related director search has been suspended due to the Offer. The committee did not identify minimum qualifications for such nominees, other than Canadian citizenship; however it did identify to the search firm specific qualities and skills that the committee believes a nominee should possess. These qualities and skills were legal, financial or operational experience, preferably in a retail environment. In addition, they identified a preference for nominees with past board of director experience, but not someone who currently serves on a large number of other boards of directors. The committee evaluates its nominees by considering all relevant experience and facts and circumstances, which is the same manner in which those nominated by stockholders are evaluated. The Circuit City Designees were nominated by Circuit City, who will become the beneficial owner of a majority of the Common Shares upon completion of the Offer.

A director who is an employee of the Company is not compensated for service as a member of the Board or any committee of the Board. In fiscal 2004, non-employee directors received cash compensation consisting of a retainer of $22,500, payable quarterly which retainer is usually $30,000 per year, but due to the change in fiscal year-end, the fiscal year ended March 31, 2004 was only nine months long, plus $2,000 for each Board meeting personally attended and $500 for each meeting of the Board conducted by telephone conference call. In addition, Board members personally attending committee meetings not held in conjunction with a Board meeting receive $1,000 per committee meeting. If the committee meeting is conducted by telephone conference call, the compensation is $500. In fiscal 2004, the Chairman of the Board was paid an additional fee of $75,000 for services rendered to the Company, payable quarterly which additional fee is usually $100,000, but due to the change in fiscal year end, the fiscal year ended March 31, 2004 was only nine months long. As stated above, in fiscal 2004 there were 21 Board meetings, four meetings where directors were in personal attendance, and 17 meetings by telephone conference. There was one committee meeting not held in conjunction with a Board meeting, each where committee members participated in person or by telephone. Expenses of attendance at Board and committee meetings are paid by the Company. During fiscal 2004, the Board did not act on any matters by unanimous written consent.

Any stockholder who desires to contact the Board or any member of the Board may do so in writing sent to the attention of the Secretary of the Company at 279 Bayview Drive, Barrie, Ontario, Canada L4M 4W5. Communications received are distributed to the Board, a committee of the Board, or a specific member of the Board, as appropriate, depending on the facts and circumstances outlined in the communications received.

Beneficial Ownership of Voting Securities by Executive Officers and Directors

The following table sets forth, as of April 6, 2004, information with respect to the beneficial ownership of Common Stock by the Company’s directors, the Chief Executive Officer, each of the Company’s three other executive officers, and all present directors and named executive officers as a group.

Name	Aggregate Number of Shares Beneficially Owned(1)(2)	Percentage of Outstanding Shares(3)
William C. Bousquette	107,100	*
W. Darcy McKeough	45,000	*
Ron G. Stegall	87,500	*
James T. Nichols	184,159	*
Brian E. Levy	546,123	2.70%
Jeffrey A. Losch	45,450	*
James P. Maddox	42,306	*
Ean G. Daoust	31,707	*
All Directors and Executive	1,089,345	5.38%
Officers as a Group (8 persons)

*	Less than 1% of issued and outstanding Common Shares.
(1)	The number of Common Shares beneficially owned by each non-employee director (except for Mr. Nichols and Mr. McKeough) includes 37,500 shares each pursuant to the 1991 Non-Employee Director Stock Option Plan and 30,000 shares beneficially owned by each non-employee director (including Mr. Nichols and Mr. McKeough) pursuant to the Director Stock Option Grant approved in 1999, which such persons have a right to acquire on or within 60 days after April 6, 2004. The number of Common Shares beneficially owned by Messrs. Levy, Losch, Maddox and Daoust include 25,000, 5,000, 8,333 and 5,033 shares, respectively, or 43,366 shares in the aggregate, which such persons have a right to acquire on or within 60 days after April 6, 2004 pursuant to certain stock options granted under the Company’s 1996 Stock Option Plan. The number of Common Shares beneficially held by Messrs. Levy, Losch, Maddox and Daoust includes 7,840, 2,281, 2,352 and 2,323 Common Shares, respectively, indirectly held pursuant to the Company’s Employee Stock Purchase Program.
(2)	If at least a majority of the Common Shares (on a fully-diluted basis) are purchased by Circuit City pursuant to the Offer, all options will fully vest. At such time, options to acquire an additional 75,000, 15,000, 21,667 and 12,401 Common Shares held by Messrs. Levy, Losch, Maddox and Daoust, respectively, will vest.
(3)	Based on 20,241,438 shares outstanding, which was the number of shares outstanding as of April 6, 2004.

Principal Stockholders

The Company, based upon information available to it, including public filings with the SEC, knows of no person who was the beneficial owner, as of April 6, 2004, of more than five percent (5%) of its issued and outstanding Common Shares other than as set forth in the following table:

Name and Address	Number of Shares Beneficially Owned*		Percent of Class†

Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	1,737,700	(1)	8.58%

Arnhold and S. Bleichroeder Advisers, LLC 1345 Avenue of the Americas New York, New York 10105	1,601,900	(2)	7.91%

Sprucegrove Investment Management Ltd. 181 University Avenue, Suite 1300 Toronto, Ontario M5H 3M7	1,345,300	(3)	6.65%

FleetBoston Financial Corp. 100 Federal Street Boston, Massachusetts 02110	1,330,824	(4)	6.57%

*	Unless indicated otherwise in the notes below, according to public filings made by such beneficial owners, each beneficial owner has sole voting and dispositive power with respect to the indicated shares.
†	Based on 20,241,438 shares outstanding, which was the number of shares outstanding as of April 6, 2004.
(1)	According to a Schedule 13G filed by Royce & Associates, LLC on February 5, 2003.
(2)	According to a Schedule 13G filed by Arnhold and S. Bleichroeder Advisers, LLC on January 7, 2004.
(3)	According to a Schedule 13G filed by Sprucegrove Investment Management Ltd. on May 28, 2003. Sprucegrove Investment reports it has sole power to vote or direct the voting over 877,400 shares; it has shared power to vote or direct the voting of 467,900 shares; it has sole power to dispose or direct the disposition of 877,400 shares and has shared power to dispose or direct the disposition of 467,900 shares.
(4)	According to an Amendment No. 2 to a Schedule 13G filed by FleetBoston Financial Corp. on February 13, 2004. FleetBoston Financial Corp. reports it has sole power to vote or direct the voting of 989,374 shares; it has sole power to dispose or direct the disposition of 1,330,824 shares.

EXECUTIVE COMPENSATION

The following table sets forth the total annual compensation paid, payable, or accrued by the Company during fiscal 2004 and the two preceding fiscal years to or for the account of the Company’s current Chief Executive Officer and each of the Company’s three other executive officers. Information set forth in the Summary Compensation Table below under the heading “Options/SARs” refers to Common Shares underlying stock options. The Company has never granted any stock appreciation rights (“SARs”). The Company does not have any long-term incentive plans, other than its stock option plans.

Dollar amounts referenced in this Statement refer to U.S. dollars, unless otherwise indicated. Please see note (6) to the Summary Compensation Table for conversion rates used in converting Canadian dollars to U.S. dollars.

Summary Compensation Table

			Annual Compensation				Long-Term Compensation
Name and Principal Position	Fiscal Year		Salary ($)		Bonus(2)(3) ($)	Other Annual Compensation(4) ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#Shs)	LTIP Payouts ($)	All Other Compensation(5) ($)
Brian E. Levy (President and Chief Executive Officer)	2004 2003 2002	(1)	397,500 483,846 500,000		n/a 68,246 34,723	6,819 8,654 9,000	— — —	— 75,000 75,000	— — —	160,951 119,074 65,155

Jeffrey A. Losch(6) (Senior Vice President, Secretary and General Counsel)	2004 2003 2002	(1)	120,841 135,254 117,008		n/a 13,512 3,534	7,627 9,251 8,220	— — —	— 15,000 15,000	— — —	55,677 42,014 16,519

James P. Maddox(6) (Vice President and Chief Financial Officer)	2004 2003 2002	(1)	120,841 135,254 96,888		n/a 17,448 10,132	8,024 5,236 4,746	— — —	— 25,000 15,000	— — —	66,365 48,719 20,928

Ean G. Daoust(6) (Vice President)	2004 2003 2002	(1)	120,841 116,302 86,003	(7) (7)	n/a 17,103 13,915	647 8,441 2,123	— — —	— 15,100 7,000	— — —	41,190 20,286 7,797

(1)	To better reflect the Company’s operational business cycle, the Company recently changed its fiscal-year end from June 30 to March 31, with the first of such new fiscal years ending March 31, 2004. Accordingly, fiscal 2004 was a period of only nine months.
(2)	All bonus awards are paid in cash; estimated bonus amounts are accrued at fiscal year end and typically paid shortly thereafter. Fiscal 2004 bonus amounts have not yet been determined.
(3)	Fiscal 2003 bonus amounts for Messrs. Levy, Losch, Maddox and Daoust include the Company’s matching contribution to the portion of such individual’s bonus utilized to participate in the Employee Stock Purchase Program (the “SPP”) of $5,055, $1,001, $1,292 and $1,267, respectively.
(4)	Amounts consist of the following: for Mr. Levy in fiscal 2004, $6,819 as a car allowance and in fiscal 2004 and 2003, $8,654 and $9,000, respectively as a car allowance; for Mr. Losch in fiscal 2004, $7,627 as a car allowance, in fiscal 2003, $9,251 as a car allowance and in fiscal 2002, $8,220 as a car allowance; for Mr. Maddox in fiscal 2004, $5,496 in taxable benefits in respect of a leased Company car and $2,528 as a car allowance. In fiscal 2003, $5,236 in taxable benefits in respect of a leased Company car and in fiscal 2002, $4,746 in taxable benefits in respect of a leased Company car; and for Mr. Daoust in fiscal 2004, $647 in taxable benefits in respect of a leased Company car, in fiscal 2003, $8,441 in taxable benefits in respect of a leased Company car and in fiscal 2002, $2,123 in respect of a car allowance.
(5)

Amounts for fiscal 2004 consist of the following: for Mr. Levy, $119,356 was accrued under the Company’s Deferred Compensation Plan (“DCP”), $32,126 representing the Company’s matching contribution to the

SPP, and $2,065 and $3,026 representing premiums paid, respectively, on term life and long-term disability insurance policies; for Mr. Losch, $29,274 was accrued under the DCP; $9,715 representing the Company’s matching contribution to the SPP, $8,963 representing a housing allowance, and $1,968 and $1,533 representing premiums paid, respectively, on term life and long-term disability insurance policies; for Mr. Maddox, $42,065 was accrued under the DCP, $9,863 representing the Company’s matching contribution to the SPP, and $4,992 and $5,154 representing premiums paid, respectively, on term life and long-term disability insurance policies; for Mr. Daoust, $22,627 was accrued under the DCP, $9,748 representing the Company’s matching contribution to the SPP, and $2,781 and $2,352 representing premiums paid, respectively, on term life and long-term disability policies. Amounts also include the Company’s matching contributions for Messrs. Levy, Losch, Maddox and Daoust and of $4,378, $4,224, $4,291 and $3,682, respectively, under the Company’s Group Registered Retirement Savings Plan, a Canadian retirement plan that is substantially similar to a United States 401(k) plan.

(6)	All payments to Messrs. Losch, Maddox and Daoust were made in Canadian funds; the exchange rates used herein in converting such payments to U.S. funds for reporting purposes are $0.7494 USD = $1.00 CDN for fiscal 2004, $0.6599 USD = $1.00 CDN for fiscal 2003 and $0.6371 USD = $1.00 CDN for fiscal 2002.

The following table sets forth information relating to stock options granted during fiscal 2004 to the individuals listed in the Summary Compensation Table, together with related information. The Company has never granted any SARs.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term*(2)
	Securities Underlying Options/SARS Granted (# Shares)	% of Total Options/SARS Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)

				Expiration Date
Name					5%($)	10%($)
Brian E. Levy	0	0	0	0	0	0
Jeffrey A. Losch	0	0	0	0	0	0
James P. Maddox	0	0	0	0	0	0
Ean G. Daoust	0	0	0	0	0	0

The following table provides information relating to the exercise of stock options by the individuals listed in the Summary Compensation Table during fiscal 2004, together with related information, and the number and value of exercisable and unexercisable options held by such individuals at March 31, 2004. The Company has never granted any SARs.

Aggregated Option/SAR Exercises In

Last Fiscal Year and Fiscal Year-End

Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable(2)	Value of Unexercised In-the-Money Options/SARs at FY-End ($)(1) Exercisable/ Unexercisable(2)
Brian E. Levy	—	—	438,500/100,000	$3,230,217/$749,000
Jeffrey A. Losch	—	—	32,200/20,000	$168,271/$149,800
James P. Maddox	—	—	19,000/30,000	$89,393/$228,800
Ean G. Daoust	—	—	19,766/17,434	$85,776/$133,901

(1)	For purposes of determining whether an option was “in-the-money,” this table uses the March 31, 2004 closing share price on the New York Stock Exchange for the Common Shares of $13.97. The value of unexercised in-the-money options has been computed as the difference between the respective option exercise prices and $13.97, multiplied by the number of Common Shares underlying the options.
(2)	If at least a majority of the Common Shares (on a fully-diluted basis) is purchased by Circuit City pursuant to the Offer, all options will fully vest and become exercisable.

Employment Contracts

The following is a description of certain existing employment agreements. They would all be superseded by new employment agreements (the “New Employment Agreements”) if at least 50.1% of the Common Shares (on a fully-diluted basis) is purchased by Circuit City pursuant to the Offer. See Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” of the Schedule 14D-9.

Brian E. Levy. Brian E. Levy serves as the President and Chief Executive Officer of the Company. Mr. Levy and the Company entered into an employment agreement dated June 10, 1999, which superseded a prior employment letter, and which was amended by a letter agreement dated February 19, 2001 (the “Amended Levy Employment Contract”).

Pursuant to the Amended Levy Employment Contract, if Mr. Levy’s employment is terminated for any reason other than his voluntary resignation from the Company, his death or disability or his “gross misconduct”, then, unless it is an involuntary termination following a Change in Control (as defined below under “Executive Compensation—Deferred Compensation Plan”), Mr. Levy is entitled to receive severance benefits equal to 12 months of his then current base salary and bonus; such amount to be paid out in 12 equal monthly installments. “Gross misconduct” means a conviction of, or the entry of a plea of nolo contendere or similar plea arrangement relating to a felony, whether relating to Company business or not, or the finding of reckless or willful misconduct in the performance of Mr. Levy’s duties. Additionally, Mr. Levy becomes entitled to all unvested restricted stock units awarded to him pursuant to a contingent stock unit award made June 7, 1999 under the Company’s Restricted Stock Unit Plan if a Change in Control occurs.

If Mr. Levy’s employment is involuntarily terminated within an 18-month period following, or the scope of his responsibilities is materially modified or reduced due to, a Change in Control, Mr. Levy is entitled to receive severance benefits equal to 24 months of his then current amount base salary and bonus; such amount to be paid in a single lump sum payment.

Jeffrey A. Losch. Jeffrey A. Losch serves as Senior Vice President, Secretary and General Counsel of the Company. Mr. Losch and the Company entered into an employment agreement dated September 11, 2001 (the “Losch Employment Contract”) that replaced a prior employment agreement dated February 23, 1999, as amended by a letter agreement dated February 15, 2000. Pursuant to the Losch Employment Contract, if Mr. Losch’s employment with the Company is terminated for any reason other than his voluntary resignation from the Company, his death or disability or for “Cause”, then, unless it is an involuntary termination following a Change in Control, Mr. Losch is entitled to a severance payment in an amount equal to nine months of his then current base salary and base bonus. “Cause” shall be determined in accordance with the laws of the Province of Ontario.

In the event that there is a Change in Control and Mr. Losch is either involuntarily terminated or there is a material reduction in the scope of his duties or responsibilities, occurring within 18 months following the Change in Control, Mr. Losch is entitled to receive severance benefits in an amount equal to 12 months of his then current base salary and base bonus, payable in a single lump sum payment, and to the continuation of Company-paid health, dental and life insurance for that 12-month period.

James P. Maddox. James P. Maddox serves as Vice President and Chief Financial Officer of the Company. Mr. Maddox and the Company entered into an employment agreement dated September 10, 2001 (the “Maddox

Employment Contract”). Pursuant to the Maddox Employment Contract, if Mr. Maddox’s employment is terminated for any reason other than his voluntary resignation from the Company, for “Cause” or his death or disability, then, unless it is an involuntary termination following a Change in Control, Mr. Maddox is entitled to receive a severance payment in an amount equal to nine months of his then current base salary and base bonus. “Cause” shall be determined in accordance with the laws of the Province of Ontario.

In the event there is a Change in Control and Mr. Maddox is either involuntarily terminated or there is a material reduction in the scope of his duties or responsibilities, occurring within 18 months following the Change in Control, Mr. Maddox is entitled to receive severance benefits in an amount equal to 12 months of his then current base salary and base bonus, payable in a single lump sum payment, and to the continuation of Company paid health, dental and life insurance for that 12-month period.

Ean G. Daoust. Ean G. Daoust serves as Vice President of the Company. Mr. Daoust and the Company entered into an employment agreement dated April 22, 2003 (the “Daoust Employment Contract”). The Daoust Employment Contract does not contain severance arrangements in the event his employment is involuntarily terminated or there is a material reduction in the scope of his duties or responsibilities, whether or not such termination or reduction results from a Change in Control.

Deferred Compensation Plan

The following is a description of the existing InterTAN, Inc. Deferred Compensation Plan (“DCP”). Circuit City’s purchase of Common Shares pursuant to the Offer would constitute a Change of Control under the DCP as described below. However, the New Employment Agreements, if effective, would provide for the participants to either (i) waive their rights to receive payments under the DCP in exchange for the payments set forth in the New Employment Agreements or (ii) agree to have the Company’s obligations under the DCP, as amended as provided in the applicable New Employment Agreement, assumed by ITC.

In fiscal 1989, the Board approved the DCP. Under the DCP, the Organization and Compensation Committee of the Board (the “Committee”) has the authority to select full-time executive employees for participation therein. During fiscal 1998, the Committee selected Mr. Levy as a DCP participant. During fiscal 2000, Mr. Losch was selected as a DCP participant, during fiscal 2002, Mr. Maddox was selected as a DCP participant and during fiscal 2003, Mr. Daoust was selected as a DCP participant. Under the DCP, the Committee determines, in its discretion, the “plan benefit amount” for each participant; the current amounts established for each of Messrs. Levy, Maddox, Losch and Daoust are $3,725,000, CDN $1,375,000, CDN $1,250,000 and CDN $1,257,500, respectively.

The DCP is designed to provide benefits to a participant following retirement between the ages of 55 and 75. A participant’s plan benefit amount is designed to represent his age 65 “normal” retirement payment. “Normal” retirement is from age 65 through 70. The earliest a participant may retire and receive benefits under the DCP is at age 55. A participant retiring “early” at age 55 is entitled only to one-half of his then current plan benefit amount; such amount cumulatively increasing by 10% for each year after age 55 (up to age 64) in which “early” retirement occurs. A participant retiring “late,” between ages 71 and 75, will have his plan benefit amount cumulatively reduced 20% per year for each year, commencing at age 71, in which “late” retirement occurs.

All retirement payments required to be made by the Company to a participant retiring between the ages of 55 and 75 are required to be paid in equal monthly installments over a period of 120 months. If a participant dies prior to age 55 while being employed full-time by the Company, the full plan benefit amount is required to be paid, in a lump sum, to the participant’s designated beneficiary. To the greatest extent practicable, the Company intends to maintain corporate-owned life insurance on each participant in order to fund any required death payment. If a participant dies at or after age 55, and is then receiving payments under the DCP, such payments will continue to be paid to the participant’s designated beneficiary. In the event a participant leaves the Company’s employ for any reason prior to age 55, the participant will no longer be entitled to any benefits, at any time, under the DCP, except as described below. All payment obligations of the Company under the DCP are deemed to be unsecured and payable from the Company’s general assets.

The DCP contains a change of control provision. In the event of a Change in Control of the Company, a participant’s plan benefit amount vests at the full amount (age 65 amount) regardless of the participant’s actual age at the time of the Change in Control. Subsequently, if a participant’s employment with the Company terminates, whether voluntarily or involuntarily, during a three-year period commencing on the date of the Change in Control event, the participant will be entitled to his plan benefit amount and has the right to elect to either: (i) be paid his full plan benefit amount in equal monthly installments over a period of 120 months; or (ii) receive a single lump sum payment equal to the net present value of the full plan benefit amount, calculated using an appropriate discount rate. Additionally, in the event a participant is involuntarily terminated and, within one year of such termination date, there occurs a Change in Control, the participant will be entitled to be paid his full plan benefit amount in equal monthly installments over a period of 120 months. A “Change in Control” occurs if: (a) any person, corporation, partnership, association, joint stock company, trust, unincorporated organization, or government, including a political subdivision thereof (or any combination thereof acting for the purpose of acquiring, holding, voting, or disposing of equity securities of the Company), acquires beneficial ownership of at least twenty percent (20%) of the then issued and outstanding Common Stock of the Company; or (b) on any day more than fifty percent (50%) of the members of the Board of Directors of the Company (excluding those members replacing deceased directors) were not directors two years prior to such date; or (c) substantially all the assets of the Company are sold or the Company is merged or consolidated or otherwise acquired by or with another corporation (other than a subsidiary of the Company) unless, as the result of any such merger, consolidation, or acquisition, (i) the Company is the surviving entity, and (ii) not more than twenty percent (20%) of the Company’s then issued and outstanding Common Stock is sold or exchanged as the result of such merger, consolidation or acquisition. If there were a Change in Control as of the date of this Information Statement, each of Messrs. Levy, Maddox, Losch and Daoust would be entitled to payments under the DCP only if his employment with the Company terminates as described above; assuming such a termination, the individual has the right to elect that the payment be a present value lump sum payment or that all payments be made over a ten-year period as described above.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

To the Stockholders of InterTAN, Inc.:

This report discusses the actions of the Company’s Organization and Compensation Committee (the “Compensation Committee”) regarding compensation paid to executive officers in fiscal 2004. In writing this report, the Compensation Committee has tried to provide stockholders with a better understanding of the Company’s executive compensation program, its basic provisions, the purpose of such program, and how it is administered. The role of the Compensation Committee is described above under “Election of Directors—Meetings and Committees of the Board of Directors; Compensation of Directors.”

Compensation Philosophy

The Compensation Committee believes that the primary objective of the Company’s compensation program should be to maximize stockholder value over time. To accomplish this objective, the Company has adopted a comprehensive business strategy, which includes (i) offering a wide range of nationally and internationally branded products, in addition to its own private label products, (ii) emphasizing strategically selected core product categories that yield attractive margins, including products that allow the Company to differentiate its products from mainstream and large format consumer electronics retailers, and (iii) the introduction of service initiatives designed to produce service revenue and increase traffic to the Company’s stores. The Company believes that this business strategy should increase the Company’s earnings over time, thereby contributing to the maximization of shareholder value. The overall goal of the Compensation Committee is to develop executive compensation policies and practices that are consistent with and linked to the Company’s strategic business objectives. More particularly, the Compensation Committee believes this overall goal can be primarily accomplished by linking the financial interests of the Company’s management to the financial interests of the stockholders of the Company. The Company’s compensation program is designed to achieve the overall goal by: (i) motivating executive officers toward effective long-term management of the Company through prudent use of equity-based programs that focus management attention on increasing long-term stockholder value, (ii) rewarding effective management of the Company’s operations through annual performance incentives tied to increased performance levels of the Company, (iii) placing at risk a portion of an executive officer’s total compensation and (iv) providing executive officers with competitive compensation opportunities as measured against industry norms in order to attract, motivate and retain key executive officers. The long-term and at-risk pay focus, orientation towards the use of equity-based compensation, and compensation competitiveness are the general principles to which the Compensation Committee adheres in the structuring of the compensation packages of executive officers. However, the Compensation Committee does not follow the principles in a mechanical fashion; rather, the Compensation Committee uses its experience and independent judgment in determining the compensation mix for each individual. The Compensation Committee believes that current compensation practices and levels meet the principles described herein.

As discussed below in more detail, aside from certain benefits and “All Other Compensation” (which are reported as required in the tables preceding this report), an executive officer’s total compensation package is comprised of three components: (i) base salary, (ii) annual performance incentives (i.e., bonuses and special bonuses), and (iii) long-term performance incentives (e.g., stock options).

Base Salary. Base salaries for the Company’s executive officers are generally determined with reference to, and so as to fall within the competitive range of, compensation paid to executives in similar positions at comparable companies in the retailing and consumer electronics industries, and with a view to setting a base salary at a sufficient level so as to provide proper motivation for long-term performance. Base salaries are reviewed annually by the Compensation Committee. Base salary adjustments are based on the Company’s performance, the executive’s performance, time in job, level of pay, competitive compensation and other factors.

For fiscal 2004, the base salaries of Messrs. Levy, Maddox, Losch and Daoust were set at $530,000, CDN$215,000, CDN$215,000 and CDN$215,000, respectively. The base salaries for fiscal 2005 have not yet been set.

Annual Performance Incentives. The annual incentive compensation paid to the executive officers consisted of a bonus amount calculated using a formula based upon the achievement of certain targeted amounts of operating income (in fiscal 2003, the formula also took into account targeted amounts of adjusted gross profits) by the Company as well as some performance measures that are primarily influenced by actions of that executive officer. The Compensation Committee reserves the right to grant discretionary bonuses based upon subjective evaluation of each executive officer’s individual performance.

In determining the amount of the annual performance incentive compensation to be paid to the executive officers in fiscal 2004, Messrs. Levy, Maddox, Losch and Daoust have been assigned bonus base amounts of $350,000, CDN$90,000, CDN$63,000 and CDN$89,000, respectively. The amounts to be paid for fiscal 2004 have not yet been determined due to the change in fiscal-year end. The incentive compensation amounts to be paid in fiscal 2005 have not yet been set

Long-Term Performance Incentives. The form of long-term performance incentives currently utilized by the Company for executive officers is stock options. The number of stock options granted to an executive (other than the Chief Executive Officer) is determined by the Compensation Committee after consultation with the Chief Executive Officer. The Compensation Committee, in its sole discretion, determines the number of stock options to be granted to the Chief Executive Officer. Factors that influence decisions regarding the size of the grant of options to a particular executive officer include tenure with the Company, history of past grants and awards, time in current job and level of, or significant changes in, responsibility, the past and potential future contribution of the executive to the achievement of Company objectives, as well as other relevant considerations. These subjective criteria are used for determining grants and awards to all executive officers. Stock options previously have been granted under the provisions of the Company’s 1986 Stock Option Plan and 1996 Stock Option Plan and provide the basis for aligning the financial interests of the Company’s executive officers with the long-term financial interests of the stockholders of the Company. Stock options are granted with an exercise price not less than the fair market value of the Company’s Common Stock on the date of such grant, generally vest over three years, and provide value to the recipient only when the market price of the Common Stock increases above the option exercise price. The Compensation Committee believes that stock options provide executives with the opportunity to acquire an equity interest in the Company and to share in the appreciation of the value of the Company’s Common Stock. The Compensation Committee is considering using stock-based performance awards (e.g., grants of the Company’s shares) tied to pre-determined targets for the Company’s long-term results as a form of incentive compensation that would continue to align the interests of the Company’s stockholders with the interests of senior management. Some critics of stock options have stated that stock options tend to reward a company’s senior management for short-term gains in stock prices rather than long-term results; the Compensation Committee is considering this criticism and whether stock-based performance awards would better align management’s long-term interests with those of the Company’s stockholders.

CEO Compensation

The compensation of Mr. Levy, the President and Chief Executive Officer of the Company, for fiscal 2004 was determined by the Compensation Committee so as to reflect his past experience in senior positions in the retail industry and to provide the adequate motivation and incentive to develop, implement and execute both short and long-term strategic initiatives that would result in the realization of corporate growth and the commensurate appreciation of stockholder value.

Summary

The Compensation Committee believes the executive compensation policies and programs described above serve the interests of the stockholders and the Company. Compensation delivered to executives is intended to be linked to, and commensurate with, Company performance and with stockholder expectations. The Compensation Committee cautions that the practice and the performance results of the compensation philosophy described herein should be measured over a period sufficiently long to determine whether strategy development and implementation are in line with, and responsive to, stockholder expectations.

Organization and Compensation Committee

William C. Bousquette, Chairman

W. Darcy McKeough

Ron G. Stegall

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed entirely of the three non-employee directors named as signatories to the above Compensation Committee report. During fiscal 2004, no member of the Compensation Committee (nor any of their respective family members) was a party to any transaction with the Company having a value exceeding $60,000. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP

REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of the Company’s Common Stock to file reports of ownership and changes in ownership with the SEC. These reports are also filed with the New York Stock Exchange. A copy of each report is required to be furnished to the Company.

SEC regulations require the Company to identify anyone who filed a required report late during the most recent fiscal year. Based solely upon a review of reports furnished to the Company during and with respect to fiscal 2004 and written representations that no other reports were required during fiscal 2004, all Section 16(a) filing requirements were met. Each of Messrs. Levy, Losch, Maddox and Daoust did not file until September 3, 2003, a Form 4—“Statement of Changes in Beneficial Ownership” to report their respective indirect acquisitions in July 2003 pursuant to the Stock Purchase Program.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total returns of the Common Shares, the Standard & Poor’s SmallCap 600 Index and the Standard & Poor’s Specialty Stores Index. The graph reflects the assumption of $100 invested on June 30, 1998 in the Common Shares and each of the indices assuming reinvestment of all dividends in successive fiscal years ending June 30, except for fiscal 2004, which ended March 31, 2004.

	Cumulative Total Return
	6/98	6/99	6/00	6/01	6/02	6/03	3/04
INTERTAN, INC.	100.00	372.09	327.89	390.68	311.15	228.83	389.84
S & P SMALLCAP 600	100.00	97.69	111.74	124.16	124.50	120.05	156.72
S & P SPECIALTY STORES	100.00	94.26	51.65	71.45	89.16	83.57	100.90

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Sections 11 and 15 of the Offer to Purchase, dated April 13, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on April 13, 2004).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on April 13, 2004).

(a)(2)(A)	Letter to Stockholders of the Company, dated April 13, 2004.*

(a)(5)(A)	Press Release issued by InterTAN, Inc., on March 31, 2004 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C of InterTAN, Inc. filed March 31, 2004).

(a)(5)(B)	Transcript of remarks made by Brian E. Levy to employees of InterTAN, Inc. on March 31, 2004 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C of InterTAN, Inc. filed March 31, 2004).

(a)(5)(C)	Letter from RadioShack Corporation to InterTAN, Inc. dated March 31, 2004 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(D)	Letter from RadioShack Corporation to InterTAN, Inc. dated April 2, 2004 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(E)	Letter from RadioShack Corporation to InterTAN, Inc. dated April 5, 2004 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(F)	Letter from InterTAN, Inc. to RadioShack Corporation dated April 5, 2004 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9C of InterTAN, Inc. filed April 6, 2004).

(a)(5)(G)	Opinion of Scotia Capital Inc. dated March 30, 2004 (included as Annex A hereto).*

(e)(1)	Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and InterTAN, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(2)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each director of InterTAN, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(3)	Form of Tender Agreement, dated as of March 30, 2004, by and among Circuit City Stores, Inc., Winston Acquisition Corp. and each executive officer of InterTAN, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(4)	The Information Statement of the Company, dated April 13, 2004 (included as Annex B hereto).*

(e)(5)	Employment Agreement by and among InterTAN Canada Ltd., Circuit City Stores, Inc. and Brian E. Levy, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(6)	Employment Agreement by and between InterTAN Canada Ltd. and Jeffrey A. Losch, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed on April 13, 2004).

(e)(7)	Employment Agreement by and between InterTAN Canada Ltd. and James P. Maddox, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Purchaser filed on April 13, 2004).

Exhibit No.	Description

(e)(8)	Employment Agreement by and between InterTAN Canada Ltd. and Ean G. Daoust, dated as of March 30, 2004 (incorporated by reference to Exhibit (d)(7) to the Schedule TO of Purchaser filed on April 13, 2004).

(g)	None.

*	Included in the distributions to Company stockholders.